Securities and Exchange Commission
                            Washington, D.C. 20549


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                             Amendment No. 7 to
                               Schedule 13 E-3
                   Transaction Statement Under Section 13(e)
                    of the Securities Exchange Act of 1934


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                      The American Education Corporation
                             (Name of the Issuer)

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                      The American Education Corporation
                              Jeffrey E. Butler
                               Newton W. Fink
                              Monty C. McCurry
                              Stephen E. Prust
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)

                                   02553P101
                     (CUSIP Number of Class of Securities)

                              Jeffrey E. Butler
                              President and CEO
                      The American Education Corporation
                    7506 N. Broadway Extension, Suite 505
                      Oklahoma City, Oklahoma  73116
                               (405) 840-6031
  (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of Persons Filing Statement)

                     ------------------------------------


                               with copies to:

                               Jerry A. Warren
                  McAfee & Taft A Professional Corporation
                        211 North Robinson, Suite 100
                        Oklahoma City, Oklahoma 73102
                               (405) 235-9621

This statement is filed in connection with (check the appropriate box):

a. __ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934.
b. __ The filing of a registration statement under the Securities Act of 1933.
c. __ A tender offer.
d.  X None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. __

Check the following box if the filing is a final amendment reporting the results of the transaction. __

                          CALCULATION OF FILING FEE

           Transaction Valuation*              Amount of Filing Fee**
           ----------------------              ----------------------
                  $498,850                              $99.77

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock based upon the aggregate number of shares owned by holders of less than 2,000 pre-reverse stock split shares and the estimated number of other fractional shares that would result from the forward stock split.

** Determined pursuant to Rule 0-11(b) (1), as amended by multiplying the transaction value of $498,850 by one-fiftieth of one percent.

       Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. __

       Amount Previously Paid:
       Form or Registration No.:
       Filing Party:
       Date Filed:

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                    RESULTS OF GOING PRIVATE TRANSACTION

     On September 1, 2006, The American Education Corporation (the "Company") effected a 1-for-2,000 reverse stock split (the "Reverse Split"). Those stockholders who, immediately following the Reverse Split, would have held only a fraction of a share of the Company's common stock will, in lieu thereof, be paid an amount, in cash, equal to $1,100 times such fraction of a share (or $0.55 per share of pre-Reverse Split common stock) and will no longer be stockholders of the Company.

     Immediately after the completion of the Reverse Split, the Company effected a 100-for-1 forward stock split for those stockholders, who following the Reverse Split, continued to hold at least one (1) whole share of Company common stock (the "Forward Split"). The Company will not issue any fractional shares of stock as a result of the Forward Split. Each stockholder who would otherwise be entitled to a fractional share of common stock of the Company following the Forward Split will, in lieu thereof, be paid an amount in cash equal to $11.00 per share multiplied by such fraction. The Reverse Split and the Forward Split are referred to collectively hereafter as the "Transaction."

     In order to receive the cash consideration or a new stock certificate with respect to the Transaction, holders of the Company's stock certificates are required to deliver their stock certificates and a properly completed letter of transmittal to the Company's exchange agent. The Company recently received the stock certificate representing the shares of the Company that were previously held in street name and is now able to announce the results
of the Transaction.   The results of the Transaction are as follows:

       Number of shares outstanding prior to the Transaction: 14,133,461 Number of shares outstanding after the Transaction: 669,572

       Number of stockholders of record prior the Transaction: 2,319 Number of stockholders of record after the Transaction: 168

       Total cash payable in lieu of fractional shares: $408,112


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE AMERICAN EDUCATION CORPORATION

                                          By:  /s/ Jeffrey E. Butler
                                               -----------------------------
                                          Name:  Jeffrey E. Butler
                                          Title:  President and CEO
                                          Date:  October 3, 2006

                                               /s/ Jeffrey E. Butler
                                               -----------------------------

                                          Name:  Jeffrey E. Butler
                                          Date:  October 3, 2006

                                               /s/ Newton W. Fink
                                               -----------------------------
                                          Name:  Newton W. Fink
                                          Date:  October 3, 2006

                                               /s/ Monty C. McCurry
                                               -----------------------------
                                          Name:  Monty C. McCurry
                                          Date:  October 3, 2006

                                               /s/ Stephen E. Prust
                                               -----------------------------
                                          Name:  Stephen E. Prust
                                          Date:  October 3, 2006